UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler Strengthens its Financial Position with the Extension and Increase of its RCF-B and Uncommitted Guarantee Lines, and Replacement of its M-Class Facility on Improved Terms

Copenhagen, August 19, 2024 – Cadeler A/S (“Cadeler”) today announces two significant developments in respect of its external debt facilities that, together, underscore the robust support that Cadeler continues to enjoy from its banking partners and their confidence in Cadeler’s commitment to the sustainable growth of its business.

1.	Replacement of M-Class Facility

Cadeler has successfully renegotiated and replaced the USD 436 million Senior Secured Green Term Loan Facility previously entered into by Eneti Inc. (“Eneti”) in respect of the two M-Class new builds Cadeler acquired upon the completion of its business combination with Eneti.

The replacement facilities – one for each M-Class vessel – have been entered into on materially improved terms, reflecting Cadeler’s strong credit story and strengthened market position. This refinancing, supported by a broad banking group as well as several export credit agencies, secures an aggregate of up to EUR 420 million (approximately USD 456 million) in post-delivery financing.

The banking group includes Societe Generale acting as Mandated Lead Arranger and ECA Coordinator, as well as Credit Agricole, Credit Industriel et Commercial (CIC), KfW-IPEX, and The Korea Development Bank as Lead Arrangers. The export credit agencies supporting Cadeler on the replacement facilities are The Danish Export and Investment Fund (EIFO), Export Finance Norway (Eksfin), and The Export-Import Bank of Korea (KEXIM).

2.	Extension of RCF-B Facility and Increased Uncommitted Guarantee Lines

Cadeler’s banking partners continue to demonstrate unwavering support. The banking group behind Cadeler’s EUR 550m Senior Secured Green Loan Facilities and The Danish Export and Investment Fund of Denmark (EIFO) have approved:

•	The extension of Cadeler’s RCF-B facility by 12 months, providing Cadeler with additional financial flexibility to seize market opportunities, including by funding the purchase of mission equipment and increased working capital.

•	An increase to its uncommitted guarantee lines from EUR 100 million to EUR 200 million, due to surging activity levels.

Total drawings within the entire loan facility will offer a maximum of EUR 450m until the maturity of RCF-B and then a maximum of EUR 350m for the remaining period of the loan facility.

For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

4